

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 2, 2023

Todd Nelson
Chief Executive Officer
Telesis Bio Inc.
10431 Wateridge Circle, Suite 150
San Diego, California 92121

> **Re: Telesis Bio Inc.**
> **Registration Statement on Form S-3**
> **Filed July 27, 2023**
> **File No. 333-273491**

Dear Todd Nelson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jesse Shumaker